Direct Owners/Executive Officers

Organization CRD Number: 665   **Organization Name: PIPER JAFFRAY & CO.**

Organization SEC Number: 8-15204   **Applicant Name: PIPER JAFFRAY & CO.**

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Full Legal Name	Domestic, Foreign, Individual	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
SCHONEMAN, DEBBRA LYNN	Individual	PRESIDENT; BOARD MEMBER	01/2018	Less than 5%	Y	N	1980635
PIPER JAFFRAY COMPANIES	Domestic Entity	PARENT	12/2003	75% or more	Y	Y	30-0168701
DUFF, ANDREW SCOTT	Individual	CHAIRMAN; BOARD MEMBER	01/1996	Less than 5%	Y	N	719526
COX, MICHAEL EDWARD	Individual	CO-HEAD OF EQUITIES/BOARD MEMBER	06/2018	Less than 5%	Y	N	4248868
GEELAN, JOHN WILLIAM JR.	Individual	CHIEF LEGAL OFFICER	01/2013	Less than 5%	Y	N	4905460
ABRAHAM, CHAD RICHARD	Individual	CEO; BOARD MEMBER	01/2018	Less than 5%	Y	N	2190836
LARUE, ROBERT SCOTT	Individual	HEAD OF INVESTMENT BANKING; BOARD MEMBER	01/2018	Less than 5%	Y	N	3185126
FAIRMAN, FRANCIS EVARTS IV	Individual	HEAD OF PUBLIC FINANCE SERVICES; BOARD MEMBER	07/2005	Less than 5%	Y	N	1171131
CARTER, TIMOTHY LEE	Individual	CFO; BOARD MEMBER	01/2018	Less than 5%	Y	N	2676342
MCCAGUE, ANNCHARLOTTE	Individual	CHIEF COMPLIANCE OFFICER	12/2005	Less than 5%	Y	N	1108448